July 31, 1997


                  QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1997, and 1996, total revenues decreased 3% from $674,264 to $654,152 and total expenses increased 10.1% from $388,926 to $428,270. As a result, net income decreased 20.8% from $285,338 to $225,882 for the three month period ended June 30, 1997, as compared to the same period in 1996. The decrease in revenue can be attributed to a decrease in rental income due to lower occupancy and unit rental rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 84.7% for the three month period ended June 30, 1997, as compared to 88.5% for the same period in 1996. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $30,400 (9%) from $338,399 for the three month period ended June 30, 1996, to $368,755 for the same period in 1997. The increase can be attributed primarily to higher maintenance and repairs, real estate tax and fire and liability insurance expenses. General and administrative expenses increased approximately $9,000 (17.8%) primarily as a result of Michigan State Taxes, which were levied for the first time.

For the six month periods ended June 30, 1997, and 1996, total revenues decreased 0.6% from $1,318,439 to $1,310,707 and total expenses increased 3.3% from $798,942 to $825,676. As a result, net income decreased 6.6% from $519,497 for the six month period ended June 30, 1996, to $485,031 for the same period in 1997. The decrease in revenue can be attributed to a decrease in U-Haul commissions. Operating expenses increased approximately $21,300 (3.1%) from $680,939 to $702,209. Increases in fire and liability insurance, maintenance and repair, real estate tax, salaries and wage and office expenses were partially offset by decreases in, power sweeping and guard service expenses. General and administrative expenses increased approximately $5,500 (4.6%) for the same reason as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President